Mail Stop 3561

May 9, 2008

By Facsimile and U.S. Mail

Mr. Charles McArthur
Chief Executive Officer
United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, Texas 79701

> **Re:** **United Fuel & Energy Corporation**
> **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Filed September 21, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **Filed November 14, 2007**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32473**

Dear Mr. McArthur:

      We have reviewed your response letter dated April 23, 2008, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 29

Note 16 – Commitments and Contingencies, page 50

1. We note that you identified several items that resulted in additional taxes payable to the State of Texas. Please quantify the amount of additional taxes owed for each item. Please also tell us how much of the additional amounts paid for each item identified related to taxes owed, penalties assessed and related interest.

2. We note that the United States federal government assesses an excise tax on motor fuels. Please tell us whether you have incurred additional liabilities for federal excise taxes as a result of the information that was provided to you by the State of Texas. If additional liabilities have been incurred tell us whether you have accrued for these liabilities.

3. We note that you recorded the additional expenses related to the tax matters with the State of Texas in 2005 and 2006. We further note that these taxes were related to fuel that was originally sold in the period from 2001 to 2003. Explain to us in more detail why you believed that it was appropriate to record the additional expenses in 2005 and 2006. Please identify for us the accounting guidance you used to determine that your accounting was appropriate. Please tell us your consideration of SFAS 154. Your disclosure appears to indicate that you believed that prospective treatment was appropriate because you received new information. Please tell us how the State of Texas was able to determine that you underpaid your taxes and why the information they used was not available to you at the time you sold the fuel and paid the associated taxes.

Form 10-K December 31, 2007

Item 6. Selected Financial Data, page 17

4. Net income (loss) divided by the common shares outstanding, as presented, does not reconcile to net income per common share. To improve transparency, supplement your presentation by including net income applicable to common shareholders.

Item 8. Financial Statements and Supplementary Data, page 30

Consolidated Statement of Operations, page 33

5. We note your response to prior comment 10 and reissue our comment to revise your Statement of Operations to present the beneficial conversion feature associated with your preferred stock as reduction to income in arriving at net income available to common shareholders. Reference is made to SAB 6.B and EITF 98-5 paragraph 8.

Note 2 – Restatement of Previously Issued Consolidated Financial Statements, page 40

6. We note your response to prior comment 6 and the disclosure found in Note 2 of the 2007 10-K. Please revise your Note to distinguish the effects of each error. Please revise to include the $1.6 million deemed dividend as a reduction in arriving at net income available to common shareholders and as necessary adjust the affected per share amounts.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief